January 27, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Derek Newman

Re:	Security Equity Fund (File Nos. 002-19458 and 811-01136)
Security Income Fund (File Nos. 002-38414 and 811-02120)
Security Large Cap Value Fund (File Nos. 002-12187 and 811-00487)
Security Mid Cap Growth Fund (File Nos. 002-32791 and 811-01316)(the “Registrants”)

Dear Mr. Newman:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on: (i) Post-Effective Amendment No. 136 to the registration statement of Security Equity Fund filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) on November 14, 2013 and (ii) Post-Effective Amendment No. 113 to the registration statement of Security Income Fund, Post-Effective Amendment No. 121 to the registration statement of Security Large Cap Value Fund and Post-Effective Amendment No. 78 to the registration statement of Security Mid Cap Growth Fund filed pursuant to Rule 485(a)(1) under the 1933 Act on November 14, 2013 (together, the “Post-Effective Amendments”) relating to the series of the Registrants (the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen T. Cohen and Kaitlin C. Bottock of Dechert LLP on December 27, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. In addition, throughout this letter, the term “the Registrants” only refers to the Registrants of the applicable Fund or Funds as noted in the comment or corresponding response. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Since the Registrants and their management are in possession of all facts relating to the Registrants’ disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrants acknowledging that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosures in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrants are responsible for the adequacy and accuracy of the disclosures in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

2.	Comment: Please confirm that the Post-Effective Amendments incorporate all of the relevant comments conveyed by the SEC staff relating to the preliminary proxy statements, forms of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Joint Meeting of Shareholders of the Funds filed pursuant to Rule 14a-6 on behalf of the Registrants on November 14, 2013.

Response: The Registrants confirm that all of the relevant comments conveyed by the SEC staff relating to the Proxy Materials filed on November 14, 2013, and incorporated into the definitive Proxy Materials filed on December 2, 2013, have been incorporated into the Post-Effective Amendments.

Comments Relating to the Prospectuses

Comments Relating to Fees and Expenses of the Funds

3.	Comment: In the “Fees and Expenses of the Fund” tables, please confirm that the contractual fee waiver/expense reimbursement arrangements will remain in place for at least one year from the date of the Prospectuses.

Response: The Registrants confirm that each fee waiver/expense reimbursement arrangement disclosed in the “Fees and Expenses of the Fund” tables will remain in place for at least one year from the date of the Prospectuses.

4.	Comment: Please consider revising the language in the footnotes in the “Fees and Expenses of the Fund” tables to indicate that the agreement may only be terminated by the Board of Directors.

Response: The Registrants respectfully note that Instruction 3(e) to Item 3 of Form N-1A provides that, if a fund discloses a fee waiver/expense reimbursement arrangement, the fund must “briefly describe who can terminate the arrangement and under what circumstances.” The footnotes’ description of the Funds’ fee waiver/expense reimbursement is consistent with the provisions of the Funds’ expense limitation agreements. As a result, we have not implemented any change in response to this comment. The current disclosure is also the result of prior SEC staff requests.

5.	Comment: Please revise the disclosure under the “Expense Example” tables to remove references to a contractual fee waiver/expense limitation reimbursement arrangement for a Fund that does not currently have such an arrangement. In addition, please add such a reference for the Funds that currently have such an arrangement, if necessary.

Response: We have made the requested change.

Comments Relating to the Principal Investment Strategies of the Funds

6.	Comment: With respect to the “Principal Investment Strategies” sections for the Guggenheim Enhanced World Equity Fund and Guggenheim Limited Duration Fund, please define or explain what “equity-like securities” or “debt-like securities” are, and explain why these types of securities should be included in such Funds’ 80% tests required by Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: As indicated by the Guggenheim Enhanced World Equity Fund’s “Principal Investment Strategies” disclosure, the term “equity-like securities” includes “individual securities, exchange traded funds (“ETFs”), and derivatives…giving exposure (i.e., economic characteristics similar to) to the equity markets.” In addition, as indicated by the Guggenheim Limited Duration Fund’s “Principal Investment Strategies” disclosure, the term “debt-like securities” includes “individual securities, investment vehicles, and derivatives giving exposure (i.e., economic characteristics similar to) to fixed-income markets.”

Rule 35d-1 under the 1940 Act requires that an investment company include an 80% non-fundamental investment policy when the name of the investment company suggests a specific type of investment. In the release adopting Rule 35d-1, the SEC acknowledges that a fund may use “any reasonable definition” of the terms used in its name.1 The Registrants believe that these types of securities are reasonable definitions of the terms used in the Funds’ names because these securities provide exposure to securities that otherwise compose the Funds’ 80% tests. We respectfully observe that a portion of our language (i.e., “economic characteristics”) comes directly from the Adopting Release.

7.	Comment: Please explain how a Fund will count the notional value of derivatives that have “economic characteristics” similar to certain markets or instruments toward its 80% test required by Rule 35d-1.

Response: Each Fund intends to use the notional value of derivatives for purposes of its 80% test because notional value accurately reflects the potential returns of the derivatives that provide exposure to the investments that otherwise compose the Fund’s 80% test.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors focus on an investment company’s name to determine the investment company’s investment emphasis and risks.2 The SEC adopted Rule 35d-1 to address certain investment

[1]	Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) (“Adopting Release”) at n.43.
[2]	Adopting Release at Sec. I.

company names that are likely to mislead an investor about a company’s investment emphasis not its exposure to counterparty risk. Furthermore, the requirement that an investment company with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”3 The SEC adopted the rule so that investors were fully informed about the type of investments to be made by the investment company and the potential returns of those investments.

The SEC, however, did not provide guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1. In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.4 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether an investment company is diversified or is concentrated in a particular industry.5 The Registrants believe that this indicates that the SEC believes that notional value may be an acceptable way to value derivatives for certain purposes and, absent a statement to the contrary, has not disapproved of the use of notional value in appropriate contexts. Indeed, using notional value to calculate the value of assets allocated towards the 80% basket is a better indicator of investment return and more accurately aligns an investment company’s name with its actual investment exposure, thereby informing investors of what they are investing in for purposes of the names rule.

The SEC indicated in the Rule 35d-1 Adopting Release that an investment company is permitted to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”6 This statement indicates that Rule 35d-1 is intended to notify the investor of the economic characteristics or potential returns of the investments in which the investment company makes, not its liquidation value. The notional amount is indicative of the potential return on a particular underlying asset. Through the use of derivatives, a Fund may obtain a return that is the economic equivalent to the return that could have been obtained from a direct investment of the notional amount of the instrument underlying the derivative.

Accordingly, using the notional value of a derivative instrument to calculate the value of derivative investments is appropriate under the circumstances. By using a different measure of value, a Fund faces the possibility that the Fund’s name, and ultimately the investor, will not take into account potential future gains and losses associated with the derivatives positions and that the Fund’s return could differ from the investments supported by the Fund’s name.

[3]	Adopting Release at Sec. I.
[4]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Sept. 7, 2011) (“Derivatives Release”).
[5]	Derivatives Release at Secs. III.B.1. and V.C.
[6]	Adopting Release at n.13.

Because Rule 35d-1 is ultimately concerned with adequate disclosure to investors and in order to ensure that the approach chosen by a Fund is prominently disclosed to investors, the Registrants have included reference to the calculation of derivatives for the purposes of an 80% test in both the Item 4 and Item 9 disclosures. The Registrants believe no change is required at this time.

8.	Comment: Please consider the SEC staff’s position that, with respect to Funds that include “International,” “Global” or similar terms in their names, at least 40% of such a fund’s investments should be made outside of the United States. The SEC staff notes that the current disclosure indicates that certain Funds that use “World” in their names are not limited in the percentage of assets invested in any one country. Please revise the “Principal Investment Strategies” sections for those Funds to incorporate the SEC staff’s position.

Response: The Registrants have carefully considered the SEC staff’s comment and respectfully submit that the use of the term “World” in a Fund’s name does not require the Fund to establish a percentage-based test or a test tied to a threshold number of countries. The Funds’ current disclosure is consistent with existing SEC guidance, which states that the SEC would expect that funds with “International” or “Global” in their name invest in assets “that are tied economically to a number of countries throughout the world.”7

The Registrants believe that the Funds’ current disclosure indicating that the Funds “invest in a number of countries throughout the world” is consistent with Commission guidance and adequately describes the Funds’ principal investment strategies. In addition, the Registrants believe the Funds’ names are not deceptive or misleading in any way and are fully compliant with Section 35(d) of the 1940 Act. Finally, the Registrants respectfully note that they are not aware of any publicly available guidance regarding this SEC staff position.

9.	Comment: Please update any disclosures relating to the capitalizations of companies that compose an index so that the information provided is as of the most recent reconstitution date.

Response: The Registrants carefully considered the SEC staff’s comment and respectfully submit that a Fund is not required to provide the capitalization of companies that compose an index as of the most recent reconstitution date. The Registrants have updated the disclosures relating to the capitalizations of companies that compose certain indices as of December 31 of the previous year, as is their historic practice.

10.	Comment: With respect to a Fund that will invest in securities of companies that “when purchased, have market capitalizations that are usually within the range of companies” that compose a specific index as part of its 80% test required by Rule 35d-1, please consider adding “as of the most recent reconstitution date” to indicate the date as of which the Fund assesses an issuer to have a capitalization within the range of its benchmark index.

[7]	See Adopting Release at n.42.

Response: The Registrants have carefully considered the SEC staff’s comment and respectfully submit that a Fund is not required to determine compliance with such an 80% test by reference to the market capitalizations of companies that compose the index as of the most recent reconstitution date. As a result, the Registrants believe that no further change is required at this time.

11.	Comment: Please confirm that the Funds do not presently intend to engage in securities lending.

Response: The Registrants confirm that although the Guggenheim Floating Rate Strategies Fund, Guggenheim High Yield Fund, Guggenheim Limited Duration Fund and Guggenheim Macro Opportunities Fund presently disclose securities lending in their “Principal Investment Strategies” sections, the Funds do not currently intend to engage in securities lending. The Registrants note that the Funds, despite their present intentions, remain able to engage in securities lending at any time. The Registrants also note that, in addition to disclosing securities lending in their “Principal Investment Strategies” sections, the Funds disclose the risks relating to securities lending in their “Principal Risks” sections.

12.	Comment: Please confirm whether any Funds presently intend to principally invest in securities issued by unregistered investment vehicles. If not, please consider revising the “Principal Investment Strategies” sections to remove any references to these securities. If so, please consider noting that such investments may be deemed to be illiquid discussing a Fund’s limitations on investments in illiquid securities in its “Principal Risks” section.

Response: From time to time, though not consistently, certain Funds may invest in securities issued by unregistered investment vehicles. Depending on the characteristics of these securities, including the redemption rights offered by the issuer, these securities may be considered to be restricted or illiquid. The Registrants note that the disclosure under the subsections titled “Restricted Securities” in the sections titled “Descriptions of Principal Risks” refers to the restrictions on the Funds’ ability to invest in illiquid securities. Accordingly, the Registrants do not believe any change to the disclosure is required at this time.

Comments Relating to the Principal Investment Risks of the Funds

13.	Comment: Please consider whether to incorporate disclosure regarding the regulatory risks associated with investments in swap agreements in the Funds’ “Principal Risks” sections.

Response: The Registrants respectfully note that Form N-1A requires that the risk disclosures provided in response to Item 4(b) should, “[b]ased on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund.” The Registrants also respectfully note that lengthy disclosure regarding the regulatory risks associated with investments in swap agreements is provided in response to Item 9(c). As the disclosure provided in response Item 4(b) should be a summary of the disclosure provided in response to Item 9(c), the Registrants do not believe that every disclosure, such as those relating to regulatory risks relating to swap agreements, should be repeated in the Item 4(b) disclosure in its entirety. As a result, the Registrants believe that the current disclosure is appropriate.

Comments Relating to the Performance Information of the Funds

14.	Comment: With respect to a Fund that does not have one full year of calendar performance, please consider including the URL for the website on which updated performance information is available in its “Performance Information” section.

Response: We have implemented the requested change.

Comments Specific to Guggenheim Alpha Opportunity Fund

15.	Comment: Please confirm whether the Fund utilizes any affiliated broker-dealers and whether the Fund’s transactions are spread between various broker-dealers.

Response: The Registrants confirm that the Fund has not utilized the services of any affiliated broker-dealers for the most recent three fiscal years. The Registrants also confirm that the Fund’s transactions are spread between various broker-dealers.

16.	Comment: With respect to the Fund’s “Principal Investment Strategies” section, please consider defining or explaining what the Investment Manager considers “momentum” to be with respect to the Domestic Long/Short Sub-Portfolio. With respect to the Domestic Long/Short Sub-Portfolio or Global Long/Short Sub-Portfolio, please further consider explaining whether the Investment Manager expects that either Sub-Portfolio to have a bias in favor of long or short positions, or whether the Investment Manager limits the exposure of either Sub-Portfolio to long or short positions.

Response: The Registrants have reviewed the Fund’s disclosure and believe that the current disclosure summarizes “how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally)” in accordance with Item 4(a) of Form N-1A. Accordingly, the Registrants believe that no further change is required at this time.

Comments Specific to Guggenheim Floating Rate Strategies Fund

17.	Comment: Please explain how the Fund will count “fixed income instruments with respect to which the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments” toward the Fund’s 80% test required by Rule 35d-1.

Response: The Fund will count fixed income instruments towards the Fund’s 80% test if the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate payments, because those derivatives provide the Fund’s investments in the underlying fixed income instruments with economic characteristics similar to the other investments that are included in the Fund’s 80% investment policy (i.e., floating rate securities). The Fund believes that this is consistent with the Rule 35d-1 Adopting Release, which states that an investment company may “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”8

[8]	Adopting Release at n. 13.

18.	Comment: Please consider including “(i.e., economic characteristics similar to)” in the Fund’s 80% test required by Rule 35d-1 to explain how the Fund counts a derivative instrument for the purposes of its 80% test. Please also consider including disclosure that explains that the Fund will count derivatives for the purposes of its 80% test.

Response: We have implemented the requested changes.

Comments Specific to Guggenheim Limited Duration Fund

19.	Comment: Please include a footnote in the “Fees and Expenses of the Fund” table to indicate that the Fund’s acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

Response: We have implemented the requested change.

20.	Comment: Please consider expanding on the Fund’s current disclosure relating to duration in the “Principal Investment Strategies” section to include an example of duration measures the Fund’s sensitivity to interest rate changes.

Response: The Registrants believe that the Fund’s description of duration (i) to be “a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments” and (ii) to differ from maturity “in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security matures” to be sufficient and not require the use of an example. As a result, the Registrants have not made a change to the Fund’s disclosure at this time.

Comments Specific to Guggenheim Municipal Income Fund

21.	Comment: Please confirm that, with respect to its investments in tender option bonds (“TOBs”), the Fund will segregate its assets (other than the bonds deposited into the TOB trust) consistent with the SEC’s Issue of Interest, Funds Using Tender Option Bond (TOB) Financing (Mar. 29, 2012) (the “Issue of Interest”).

Response: The Registrants confirm that the Fund segregates its assets consistent with the Issue of Interest when applicable.

Comments Specific to Descriptions of Principal Risks

22.	Comment: Please consider combining the disclosure titled “Tax Risk Relating to Investment in the Subsidiary” with the disclosure titled “Investment in the Subsidiary Risk” in the “Descriptions of Principal Risks” section to make the disclosure more investor-friendly.

Response: We have implemented the requested change.

Comments Relating to the Investment Managers of the Funds

23.	Comment: In the “Investment Managers” sections, please clarify that both Security Investors, LLC and Guggenheim Partners Investment Management, LLC operate under the name “Guggenheim Investments.”

Response: We have implemented the requested change.

24.	Comment: With respect to Guggenheim Macro Opportunities Fund’s Subsidiary, please confirm that the Subsidiary’s Investment Manager is registered as a commodity pool operator (“CPO”), if required, with respect to the Subsidiary.

Response: We confirm that the Investment Manager to the Subsidiary, Guggenheim Partners Investment Management, LLC, is registered as a CPO.

Comments Relating to the Management Fees of the Funds

25.	Comment: In the “Management Fees” sections, please list the Funds that have a contractual fee waiver/expense reimbursement arrangement in place.

Response: We have implemented the requested change.

Comments Relating to the Portfolio Managers of the Funds

26.	Comment: Please confirm that the business experience for each portfolio manager for the past five years is disclosed pursuant to Item 10(a)(2) of Form N-1A. Where a portfolio manager’s historical positions or roles for the past five years are not clear, please consider clarifying.

Response: The Registrants have reviewed the disclosure for each portfolio manager and have added disclosures relating to certain portfolio managers’ business experience.

Comments Relating to the Determination of Net Asset Value

27.	Comment: If certain Funds may invest a large part of their assets in securities of unregistered investment vehicles, please consider whether to disclose how the Funds value these investments in the “Determination of Net Asset Value” sections.

Response: The Registrants have reviewed their current disclosure and believe that it complies with Item 11 of Form N-1A. As a result, the Registrants have not made any change in response to this comment.

Comments Relating to the SAIs

Comments Relating to the Investment Methods and Risk Factors

28.	Comment: With respect to certain Funds’ potential investments in “investment vehicles that are not subject to regulation as registered investment companies,” please consider adding disclosure regarding the Funds’ limitations on investments in illiquid securities in the “Investment Methods and Risk Factors” sections.

Response: We have implemented the requested change.

29.	Comment: With respect to certain Funds’ investments in the Guggenheim short-term fixed-income funds, please confirm whether the funds are registered investment companies. Please explain briefly in your response the basis for the Funds’ investments in the short-term fixed-income funds.

Response: The Guggenheim short-term fixed-income funds will be registered as investment companies. The Funds will primarily rely on Section 12(d)(1)(G) of the 1940 Act and the rules thereunder to make investments in the short-term fixed-income funds. The Funds may also rely on the other provisions of Section 12(d)(1) to make these investments within the limits permitted therein.

30.	Comment: Please consider adding disclosure that the Funds will segregate their assets with respect to credit derivative transactions.

Response: We have implemented the requested change.

31.	Comment: Please confirm that each Fund, with the exception of Guggenheim Enhanced World Equity Fund, Guggenheim StylePlus—Large Core Fund and Guggenheim StylePlus—Mid Growth Fund, have filed a notice claiming an exclusion from the definition of “commodity pool operator” under Commodity Futures Commission (“CFTC”) Rule 4.5. Please confirm that the disclosures under the “Derivatives Regulatory Risk” subsection of the “Investment Methods and Risk Factors” section of the SAI for the Guggenheim Macro Opportunity Fund are applicable to the Fund’s Subsidiary.

Response: The Registrants confirm that each Fund, with the exception of Guggenheim Alpha Opportunity Fund, Guggenheim Enhanced World Equity Fund, Guggenheim StylePlus—Large Core Fund and Guggenheim StylePlus—Mid Growth Fund, have filed a notice claiming an exclusion from the definition of “commodity pool operator” under CFTC Rule 4.5.

With respect to the SAI for Guggenheim Macro Opportunities Fund, the disclosure under the “Derivatives Regulatory Risk” subsection refers only to the “Funds,” which are defined in the “General Information” section to only include the six series of Security Income Fund to which the SAI pertains. The Registrants note that any disclosure requirements under CFTC Rule 4.7 only exist between the Subsidiary and the registered investment company, and not between the registered investment company and its shareholders. Accordingly, the disclosures under the “Derivatives Regulatory Risk” subsection are not applicable to the Subsidiary and the Registrants have not made any change to this disclosure.

Comments Relating to the Investment Restrictions

32.	Comment: In the “Investment Restrictions” sections, please remove references to borrowings that imply that a Fund is not required to maintain 300% asset coverage at all times.

Response: We have implemented the requested change.

33.	Comment: Please explain the basis for excluding cash collateral held by a Fund in connection with that Fund’s securities lending activities from the calculation of a Fund’s total assets for compliance with its investment restrictions.

Response: The Registrants acknowledge the SEC staff position that, under Section 18(f) of the 1940 Act, a fund may count collateral, whether cash or permissible securities, that it receives when it lends its portfolio securities as part of its total assets for the purposes of calculating the percentage of the fund’s total assets on loan.9 As discussed in the Brinson Funds no-action letter, this position would allow a fund with $100 in assets to lend $50 of its assets without violating Section 18(f) because, following receipt of collateral in the amount of $50, the fund’s total assets would be viewed as $150, which provides 300% asset coverage for the $50 loan.10

The Registrants respectfully acknowledge that the Funds’ policy with respect to counting cash collateral for purposes of their investment restrictions is more conservative than that permitted by the SEC staff under the Brinson Funds no-action letter. Under the Funds’ policy, a fund with $100 in assets would not be able to lend $50 of its securities if it receives cash collateral in return because, following the receipt of cash collateral in the amount of $50, the fund’s total assets, excluding the cash collateral, would only be viewed as $100, which only provided 200% asset coverage for the $50 loan. Under this policy, a fund would only be permitted to loan up to $33 of its assets in exchange for cash collateral in order to provide for 300% asset coverage.

The Registrants note that they are familiar with the Letter to Chief Financial Officers from Lawrence A. Friend dated November 7, 1997 (the “Letter”) relating to securities lending and treatment of collateral for accounting purposes.11 The Registrants further note that, in accordance with the Letter, the Funds record collateral over which they have “effective control”, such as cash collateral that is invested into other instruments, as assets for accounting purposes. The Funds’ policy to exclude cash collateral from the calculation of assets for compliance with its investment restrictions is separate from its policy to include cash collateral in the calculation of assets for required accounting purposes.

34.	Comment: Please incorporate the current restrictions under applicable law on a Fund’s ability to borrow (i.e., 33 1/3%) and purchase real estate (i.e., 0%) in each Fund’s fundamental policies.

Response: The Registrants respectfully note that the Funds’ fundamental policies with respect to borrowing and purchasing real estate permit the Funds to borrow money and purchase real estate “to the extent permitted under the 1940 Act and other applicable laws, rules and regulations, as interpreted, modified, or applied by regulatory authority having jurisdiction from time to time.” The Registrants also respectfully note that Item 16(c) of Form N-1A does not require specific explanations of the current restrictions relating to each policy. The Registrants believe that their disclosure is sufficient to incorporate the current restrictions on a Fund’s ability to borrow and purchase real estate. Accordingly, we have not made the requested change.

[9]	Brinson Funds, SEC No-Action Letter (pub. avail. Nov. 25, 1997).
[10]	Id.
[11]	Letter to Chief Financial Officers from Lawrence A. Friend dated November 7, 1997, “Accounting for Securities Lending Transactions.”

35.	Comment: Please clarify what is meant by “maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction” for the purposes of excluding certain transactions from being considered the issuance of a senior security by a Fund in the “Fundamental Policies” sections.

Response: This disclosure is intended to convey that the Fund will “cover” the economic exposure of its obligation (i.e., the amount necessary to meet its obligation) under a given transaction, which may vary, depending on the type of transaction, its other disclosures and the relevant SEC and SEC staff guidance. The Registrants believe this disclosure is clear and concise, and accordingly, have not made any change in response to this comment.

*     *     *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC